SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

Welbilt, Inc.
(Exact Name of Registrant as Specified in Charter)
_______________________

Delaware	1-37548	47-4625716
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification Number)

2227 Welbilt Boulevard New Port Richey, Florida	34655
(Address of Principal Executive Offices)	(Zip Code)

Joel H. Horn Executive Vice President, General Counsel and Corporate Secretary (727) 375-7010
(Name and telephone number, including area code, of the person to contact in connection with this report.)
 _______________________

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.
☐  Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the reporting period from January 1 to December 31, 2021.

Section 1 – Conflict Minerals Disclosure

Item 1.01     Conflict Minerals Disclosure and Report

As required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD, a Conflict Minerals Report is provided as an exhibit to this Form SD and is available at the following website: ir.welbilt.com/investor-relations/financial-information/sec-filings/default.aspx. The information found on our website is not incorporated by reference into this Form SD or the attached Conflict Minerals Report.

Item 1.02     Exhibits

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01     Exhibits

Exhibit 1.01 - Welbilt, Inc. Conflict Minerals Report for the Year Ended December 31, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

WELBILT, INC.

By	/s/ Joel H. Horn	May 31, 2022
	Joel H. Horn	(Date)
Executive Vice President, General Counsel and Corporate Secretary

3